SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 28, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 28, 2008

TAM Receives Service Excellence Award
from Consumidor Moderno Magazine

Company receives two awards for European service at FAVECC event

São Paulo, May 28, 2008 – TAM Linhas Aereas, a Group TAM company (Bovespa: TAMM4 and NYSE: TAM), was awarded the 2008 Consumidor Moderno Award for Excellence in Customer Service in the airline category on the evening of May 26. The top consumer relations award in Brazil is given out once a year by the consumer magazine Consumidor Moderno, in partnership with GFK Indicator, one of the world's largest market research groups. TAM Marketing Director Manoela Amaro received the award on behalf of the company. The awards ceremony, held in Sao Paulo, was also attended by Maria Claudia Amaro, president of the company's Board of Directors, Klaus Kuhnast, Sales Director, and Daisy Souza, manager of the service "Talk to the President."

Selection of winners for the Consumidor Moderno Award took place in three stages. In the first stage, companies were invited to respond to a questionnaire evaluating a variety of issues such as corporate mission, customer satisfaction, relationship marketing, social responsibility and team motivation, among others. In the second and third stages, finalist companies were tested on telephone and web or e-mail service. The customer in this case was a professional auditor trained to evaluate the necessary attributes for obtaining the award. Each company received ten phone contacts and ten e-mails with questions and requests for information. Forty-nine categories were evaluated. Companies with the highest scores in the final assessment of each stage were the winners of each category.

The company was also winner in two categories of the FAVECC Partnership Award (Forum das Agencias de Viagem Especializadas em Contas Comerciais). The company was selected best National Airline and best International Airline with service to Europe by the agencies making up the Forum. The prizes were awarded on Monday, May 26, in the presence of TAM Commercial Vice President Wagner Ferreira, Sales Director Klaus Kuhnast, and Commercial Manager for Sao Paulo Tony Garcia. This is TAM's sixth straight win in one or more categories.

This was the 12th edition of the Partnership award, which evaluates route service delivery as well as commercial service for the corporate segment. FAVECC focuses on business tourism and management of corporate travel accounts, whose main objective is to provide excellence in the quality of service provided.

"Undoubtedly, these coveted awards increase our responsibility to ensure total satisfaction of the passengers who travel with us in Brazil and abroad. We constantly strive to make passengers' trips more convenient and enjoyable. This quest for excellence is a commitment we undertake for our customers," said TAM President Commander David Barioni Neto. "We systematically seek to provide not only excellence of service, but also excellence in technical and operational performance as well as in company management."

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed April 2008 with a 47.1% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 72.4% in April. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.7 million members and has redeemed more than 5.5 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.